UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 2000
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934



For the transition period from                       to
                               ---------------------    ---------------------



Commission file number 2-88284
                       -------





                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  ---------------------------------------------
                            (Full title of the plan)



                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313)-556-5000



          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                            Peter R. Bible
                                            Chief Accounting Officer
                                            General Motors Corporation
                                            300 Renaissance Center
                                            Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     The General Motors Personal Savings Plan for
       Hourly-Rate Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 2000 and 1999  . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 2000 and 1999        5
         Notes to Financial Statements . . . . . . . . . . . . . .        6
         Supplemental schedules are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . . .      13





                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              -----------------------------
                                                      (Name of Plan)


Date     June 28, 2001           By:
     -------------------


                                              /s/John F. Smith, Jr.
                                              -------------------------
                                              (John F. Smith, Jr., Chairman
                                              of the Board of Directors)

INDEPENDENT AUDITORS' REPORT
----------------------------

The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




/s/DELOITTE & TOUCHE LLP


Detroit, Michigan
June 13, 2001

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 2000 AND 1999

                                            2000                1999
                                         ----------          ----------
                                           (Dollars in Thousands)
ASSETS:

  Investment in the General Motors Savings
    Plans Master Trust                   $7,739,139          $8,562,243
                                          ---------           ---------

    Total assets                          7,739,139           8,562,243
                                          ---------           ---------
NET ASSETS AVAILABLE FOR
  BENEFITS                               $7,739,139          $8,562,243
                                          =========           =========


Reference should be made to the Notes to Financial Statements.

Certain amounts for 1999 have been reclassified to conform to the 2000 classifications.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                2000                 1999
                                            ----------           -----------
                                               (Dollars in Thousands)
ADDITIONS:
  Investment income:
    Net investment earnings (losses) from
      the General Motors Savings Plans
      Master Trust (Note D)                  $(594,664)          $1,212,752
                                             ---------            ---------
      Total investment income                 (594,664)           1,212,752
                                             ---------            ---------

  Contributions:
    Employer                                         0                2,357
    Participants                               536,407              596,929
                                             ---------            ---------
      Total contributions                      536,407              599,286
                                             ---------            ---------
    Total additions (reductions)               (58,257)           1,812,038

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS    (764,847)            (377,244)

TRANSFER TO DELPHI (Note E)                          0             (454,068)
                                             ---------            ---------

NET (DECREASE) INCREASE                       (823,104)             980,726

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          8,562,243            7,581,517
                                             ---------            ---------

  End of year                               $7,739,139           $8,562,243
                                             =========            =========

Reference should be made to the Notes to Financial Statements.

Certain amounts for 1999 have been reclassified to conform to the 2000 classifications.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 2000 AND 1999

A.  THE PLAN

   GENERAL - General Motors Corporation (the "Corporation" or "GM") and certain unions have established The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan. Generally, eligible hourly-rate full-time and part-time employees may participate and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan. The Investment Funds Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees, and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

   PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Eligible Employee") may elect to make pre-tax contributions, in 1% increments, up to 25% of eligible weekly earnings as defined in the Plan, up to the maximum IRS 401(k) limit of $10,500. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing distribution from the General Motors Profit Sharing Plan for Hourly-Rate Employees in the United States to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately. Employees may also contribute to the Plan on an after-tax basis, or a combination of on a pre-tax basis and on an after-tax basis up to 25% of weekly earnings as defined in the Plan.

   EMPLOYER CONTRIBUTIONS - For certain employees hired on or after January 1, 1994, the Corporation contributes an amount equal to a certain percent (based on local units competitive hire agreements) of eligible weekly earnings to such participants' accounts in the form of the Corporation's $1-2/3 par value common stock. Such participants must be in the Plan for at least three years to be vested in assets acquired with employer contributions, at which time such assets may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Generally, each participant is entitled on any business day to exchange a specified portion or all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions in the paragraph above.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time, however, tax deferred savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   Certain costs of Plan administration are paid by the Corporation.

   INVESTMENT OPTIONS - The participants must direct, in 10% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

   General Motors Common Stock Funds: $1-2/3 Par Value and Class H, $0.10 Par Value - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Fund. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the respective GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

   Promark Funds - Effective April 1, 2000, the names of the Equity Index Fund, the Income Fund, and the Balanced Fund were changed to the Promark Large Cap Index Fund, the Promark Income Fund, and the Promark Balanced Fund, respectively, and sixteen Promark funds were added as investment options for participants in the Plan. These funds have a variety of investment strategies, and the funds are managed by General Motors Asset Management Corporation (GMAM), a wholly-owned subsidiary of General Motors Corporation, and a party-in-interest. GMAM selects and monitors investment advisors for each fund. Participants should refer to the Plan's prospectus for further information regarding the investment strategy of each investment fund option and the risks associated with each investment fund option.

   The Promark Income Fund invests in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Promark Income Fund also invests in the Promark Income Fund II, which has an identical investment strategy to the Promark Income Fund, and in a short-term fixed income fund (the "Fixed Income Fund") made up of U.S. Government debt obligations and cash.

   Assets invested in the Promark funds are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the respective Promark fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments, Neuberger Berman Management Inc., and Mellon Equity Associates. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   Other Investments:

   EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. No new contributions, loan repayments, or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS common stock held by the Plan will be invested in an Income Fund investment option. This fund will be eliminated in five years from the effective date of the split-off.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of EDS common stock and by the interest earned on short-term investments held by the fund.

   Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics Corporation, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks.

   Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain as an investment option through December 31, 2002. No new contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund are permitted. Dividends, if any, paid on Raytheon Class A common stock held by the Plan will be invested in an Income Fund investment option prior to allocation to participant's accounts.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A common stock and by the interest earned on short-term investments held by the fund.

   Delphi Common Stock Fund - On May 28, 1999, GM completed the spin-off of Delphi Automotive Systems (Delphi). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 par value common stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. Plan participants holding units in the GM $1-2/3 par value Common Stock Fund were allocated approximately .70 units in the Delphi Common Stock Fund for each unit held in the GM $1-2/3 par value Common Stock Fund. Such distribution was recorded as a stock dividend, in which a total of $887 million of Delphi common stock was distributed to GM $1-2/3 par value common stockholders.

   The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted during that time.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and by the interest earned on short-term investments held by the fund.

   PARTICIPANT LOANS - Once each year, eligible participants may borrow from their plan accounts. The amount and term of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the last business day of the previous quarter. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. Loans not repaid within the provisions of the Plan are deemed to be distributions from participants' accounts.

   GM has chosen to invest the General Motors Common Stock Funds, the EDS Common Stock Fund, the Raytheon Class A Common Stock Fund, and the Delphi Common Stock Fund in commingled funds managed by State Street Bank and Trust ("State Street"). State Street is responsible for anticipating liquidity needs and maintaining sufficient cash levels to process participant transactions, determining the daily number of shares of each individual common stock to be purchased or sold, and obtaining the best prices for any purchases or sales.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

   o Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common & collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract.

   o Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

   All of the investments in the Program are held in the General Motors Savings Plans Master Trust (the "Master Trust"), as more fully described in Note D. The investment in the Master Trust is both participant-directed and non-participant directed.

   The average yield on guaranteed investment contracts owned by the Program and held in the Master Trust was 5.8% and 6.2% for the years ended December 31, 2000 and 1999, respectively. The fair value of investment contracts owned by the Program and held in the Master Trust exceeded contract value by approximately $20 million and $97 million as of December 31, 2000 and 1999, respectively.

D.  THE MASTER TRUST

   The Corporation established the Master Trust pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street.

   Employee benefit plans participating in the Master Trust as of December 31, 2000 include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members
   o  General Motors Income Security Plan for Hourly-Rate Employees

   Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment options in which the respective plan participates.

   The net investment income of the commingled Master Trust investment funds (the GM Common Stock Funds, the EDS Common Stock Fund, the Raytheon Class A Common Stock Fund, the Delphi Common Stock Fund, and the Promark Funds) is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest in each commingled Master Trust investment fund of all the participating plans at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

   As of December 31, 2000 and 1999, the Plan had approximately a 36% and 35% interest in the Master Trust, respectively.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   The net assets available for benefits of all participating plans in the Master Trust at December 31, 2000 and 1999 are summarized as follows (dollars in thousands):

   ASSETS:                                              2000         1999
                                                     ---------    ---------
      Investments:
         General Motors Corporation $1-2/3 par
           value common stock                       $3,262,391   $4,180,214
         General Motors Corporation Class H
           $0.10 par value common stock                922,176      570,679
         Electronic Data Systems common stock          200,687      277,729
         Delphi Automotive Systems common stock        295,509      553,312
         Raytheon Class A common stock                  89,795       92,900
                                                     ---------    ---------
            Total Common Stock                       4,770,558    5,674,834

      Mutual funds                                   7,683,024    7,906,708
      Common and collective trusts                   5,204,826    3,886,404
      Guaranteed investment contracts                3,016,469    5,974,727
      Loan funds                                       760,624      746,209
      Fixed income fund                                293,279      509,088
      Other                                             26,552       80,301
                                                    ----------   ----------
      Total investments                             21,755,332   24,778,271

      Receivables:
         Accrued investment income                         786          702
                                                    ----------   ----------
            Total receivables                              786          702
                                                    ----------   ----------
            Total assets                           $21,756,118  $24,778,973
                                                    ==========   ==========

   LIABILITIES:

      Due to broker for securities purchased               794          346
                                                    ----------   ----------
   NET ASSETS AVAILABLE FOR BENEFITS               $21,755,324  $24,778,627
                                                    ==========   ==========

   The total investment earnings of all participating plans in the Master Trust for the years ended December 31, 2000 and 1999 are summarized as follows (dollars in thousands):
                                                        2000         1999
                                                     ---------    ---------

   Interest                                            $56,125     $413,640
   Dividends                                           138,472      654,965
   Stock dividend                                                   886,886
   Net appreciation (depreciation) in fair
   value of investments                             (2,381,832)   2,040,719
                                                     ---------    ---------
   Total investment earnings (losses)              $(2,187,235)  $3,996,210
                                                     =========    =========

E.  TRANSFER TO DELPHI

   On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Personal Savings Plan (the "Delphi Plan"), modeled after the GM Plan. On May 28, 1999, assets representing Delphi participants' holdings in the GM Plan were transferred and reinvested under the corresponding investment options in the Delphi Plan. The total amount transferred to the Delphi Plan was $454 million. As a result of the separation, the Delphi Plan was separated from the GM Plan, and is now administered by Delphi as a separate plan.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Concluded

F.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant's interest in assets already in the Plan.

G.  FEDERAL INCOME TAXES

   In May 2000, the Plan was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.

H.  NEW ACCOUNTING STANDARD

   Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan adopted SFAS 133 effective January 1, 2001. The Plan does not expect the adoption of SFAS 133 to have a significant impact on the net assets available for benefits or the changes in net assets available for benefits of the Plan.

 I.  SUBSEQUENT EVENTS

   Effective March 1, 2001, the phase-out dates to eliminate the Delphi Common Stock Fund, the EDS Common Stock Fund, and the Raytheon Class A Common Stock Fund have been eliminated. These stock funds will remain in the Plan indefinitely or until the GM Board of Directors decides otherwise.